Weston Financial Services LLC

Notes to Financial Statements

1. Business

Weston Financial Services LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged primarily in selling limited partnerships in primary distributions, private placement of securities and financial advisory services.

The Company does not hold funds or securities for customers and does not carry accounts of customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in United States (U.S.) dollars in accordance with accounting principles generally accepted in the United States of America.

Cash
The Company maintains its cash balances at one financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Fee Income, Expenses and Revenue Recognition
The Company will only recognize potential fees earned on incentive fees when received due to the fact that they cannot reasonably estimate these fees. Historic receipts from the underlying managers are subject to audit adjustments due to the liquidity concerns and valuations of the underlying managers. Final determination of any fees earned by the Company will occur subsequent to December 31, 2015.

For the year ended December 31, 2015, the fee income earned by the Company amounted to $850,000 of which $212,500 has not been received as of December 31, 2015 and therefore is included in Fees receivable in the accompanying statement of financial condition. A portion of the fee income earned has been designated to cover Weston Capital Partners Master Fund II Ltd., Weston Capital Partners Fund II LLC and Weston Capital Partners Fund II Ltd. (together, the "Funds") obligations. The total amount paid to cover the Funds obligations during the year ended December 31, 2015 was $149,000 and is included in the statement of operations under "Fund obligations".

Registered representatives of the Company have individual consulting agreements with the Affiliates and as a result of these agreements are entitled to a flat fee, plus a percentage of the management and incentive fees received by the Affiliates from the investment funds referred. These fees are paid to the Company and then paid to the registered representatives as commissions. The total amounts earned under this agreement during the year ended December 31, 2015 was $497,239 of which $6,616 has not been received as of December 31, 2015 as is included in Fees receivable in the accompanying statement of financial condition.

Weston Financial Services LLC

Notes to Financial Statements

2. Significant Accounting Policies, continued

Fee Income, Expenses and Revenue Recognition, continued
The Company also markets nonaffiliated funds. For the year ended December 31, 2015, marketing fees earned by the Company from nonaffiliated funds, which has been included in fee income amounted to $9,750.

Commissions and fees due to registered representatives of the Company under these agreements for the year ended December 31, 2015 were $465,515 of which $4,301 is payable at December 31, 2015.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes
No income tax provision has been made in the accompanying financial statements since the members are required to report their respective share of the Company's income in their individual income tax returns.
The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. Each of the Company's Federal tax returns filed in the 3-year period ended December 31, 2012 remains subject to examination by the Internal Revenue Service. As of December 31, 2015, there was no impact to the financial statements relating to accounting for uncertainty in income taxes.

3. Related Party Transactions

Subordinated Loan
On December 19, 2014, the Company received a subordinated loan from a member of the Company in the amount of $75,000. The loan matures on December 19, 2017. Interest is payable quarterly at a rate of 10% per annum from the date of the loan and the first interest payment was due in March 2015. As of December 31, 2015, $5,856 in interest has been paid and $1,891 is payable at December 31, 2015 and included in accrued expenses.

Weston Financial Services LLC

Notes to Financial Statements

4. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. As of December 31, 2015, the Company had net capital of $70,097 which was $65,097 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.99 to 1 at December 31, 2015.

5. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through July 19, 2016, the date the financial statements were available to be issued.